FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 12, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English summary and translation of Semiannual Report (“hanki-houkokusho”) for the six months ended
September 30, 2007 filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

(1) Consolidated Financial Data

	(Yen in millions, except per share amounts and employees)
Kyocera Corporation’s Terms	52nd interim	53rd interim	54th interim	52nd	53rd
Fiscal Periods	Apr.1, 2005 - Sep.30, 2005	Apr.1, 2006 - Sep.30, 2006	Apr.1, 2007 - Sep.30, 2007	Apr.1, 2005 - Mar.31, 2006	Apr.1, 2006 - Mar.31, 2007
Net sales	542,238	615,390	636,560	1,173,544	1,283,897
Income from continuing operations before income taxes	44,329	72,385	81,480	117,237	156,540
Net income	24,214	53,493	50,620	69,696	106,504
Stockholders’ equity	1,241,695	1,373,567	1,530,084	1,289,077	1,514,560
Total assets	1,862,928	1,951,702	2,107,097	1,931,522	2,130,464
Stockholders’ equity per share	6,623.25	7,306.02	8,077.76	6,865.75	8,028.45
Earnings per share – Basic	129.16	284.64	267.66	371.68	566.03
Earnings per share – Diluted	129.15	284.14	267.06	371.43	564.79
Stockholders’ equity to total assets (%)	66.6	70.4	72.6	66.7	71.1
Cash flows from operating activities	71,772	47,923	79,598	171,077	149,644
Cash flows from investing activities	(123,091)	(74,084)	(77,200)	(165,467)	(151,703)
Cash flows from financing activities	(9,657)	(13,079)	(8,481)	(23,289)	(20,645)
Cash and cash equivalents at the end of period	253,885	263,751	274,508	300,809	282,208
Number of employees	59,347	63,235	65,831	61,468	63,477

(Notes)

1.	The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	Consumption taxes and local consumption taxes are not included in net sales.

(2) Non-Consolidated Financial Data

	(Yen in millions, except per share amounts, and number of shares issued and employees)
Kyocera Corporation’s Terms	52nd interim	53rd interim	54th interim	52nd	53rd
Fiscal Periods	Apr.1, 2005 - Sep.30, 2005	Apr.1, 2006 - Sep.30, 2006	Apr.1, 2007 - Sep.30, 2007	Apr.1, 2005 - Mar.31, 2006	Apr.1, 2006 - Mar.31, 2007
Net sales	220,901	259,738	264,117	477,379	531,557
Recurring profit	26,903	32,844	39,374	68,182	73,729
Net income	31,865	33,655	27,504	68,712	62,029
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares issued	191,309,290	191,309,290	191,309,290	191,309,290	191,309,290
Net assets	1,100,768	1,191,940	1,278,089	1,132,261	1,286,361
Total assets	1,343,060	1,471,385	1,563,909	1,389,396	1,611,891
Interim (Annual) dividends per share	50.00	50.00	60.00	100.00	110.00
Net assets to total assets (%)	82.0	81.0	81.7	81.5	79.8
Number of employees	12,522	12,457	12,726	12,457	12,613

(Notes)

1.	The interim non-consolidated financial statements and the non-consolidated financial statements are expressed rounding off to millions of yen.
2.	Consumption taxes and local consumption taxes are not included in net sales.

2. Business Overview

There was no significant change in operating businesses of Kyocera Corporation and its consolidated subsidiaries (Kyocera) during the six months ended September 30, 2007 (the first half).

Starting from April 1, 2007, a classification of reporting segment has been changed. The detail of this change is stated in Item 5. Accounting Information 1.Consolidated Financial Statements Note 11.

3. Scope of Consolidation and Application of the Equity Method

On September 25, 2007, AVX Corporation (AVX), Kyocera’s consolidated subsidiary, acquired by merger all of the outstanding capital stock of AMERICAN TECHNICAL CERAMICS Corp. (ATC). As a result of this acquisition, Kyocera newly included ATC and the seven subsidiaries of ATC into its consolidated subsidiaries.

4. Employees

As of September 30, 2007, Kyocera had 65,831 employees, of whom 3,293 work in the Fine Ceramic Parts Group, 10,099 work in the Semiconductor Parts Group, 5,980 work in the Applied Ceramic Products Group, 23,635 work in the Electronic Device Group, 3,017 work in the Telecommunications Equipment Group, 13,240 work in the Information Equipment Group, 4,935 work in Others and 1,632 work in Corporate. Kyocera Corporation had 12,726 employees.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Position

1. Summary of Financial Results

(1) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Net sales	615,390	100.0	636,560	100.0	3.4
Profit from operations	63,128	10.3	67,823	10.7	7.4
Income from continuing operations before income taxes	72,385	11.8	81,480	12.8	12.6
Net income	53,493	8.7	50,620	8.0	(5.4)
Diluted earnings per share	284.14	—	267.06	—	(6.0)
Average exchange rates:
US$	115	—	119	—	—
Euro	146	—	162	—	—

Kyocera develops, produces and distributes various kinds of products mainly for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment such as telecommunication equipment and has been expanding and diversifying its business mainly through active mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes devices for digital consumer equipment such as mobile phone handsets as well as printers and copying machines. Kyocera earns revenue and income and generates cash through sales of these products.

Despite a lack of vitality in personal consumption, the Japanese economy expanded moderately during the first half due to upward momentum in private capital investment amid growing exports and rising corporate earnings.

While the U.S. economy slowed down mildly due to the negative impact of issues related to housing loans for individuals with low creditworthiness, an increase in exports and brisk personal consumption led to growth in the European economy. The Chinese economy continued to expand on the back of increases in capital investment and exports.

The digital consumer equipment market, which is the principal market for Kyocera was solid on the whole as demand for components for such equipment expanded compared with the six months ended September 30, 2006 (the previous first half).Net sales for the first half increased compared with the previous first half, reflecting an increase in sales in the Information Equipment Group and sales growth in the Components Business.

Consolidated profit from operations increased and income from continuing operations before income taxes and minority interests increased as compared with the previous first half. The adequacy of the estimates, on which the depreciation method of property, plant and equipment are based, was reviewed, as a result of taking the business situation into consideration being triggered by the tax revision in Japan.

Consequently, the depreciation method was changed and this led to increase in depreciation costs. Due mainly to the increase in depreciation costs, the Components Business recorded a decline in operating profit compared with the previous first half. The Equipment Business posted profit growth in the first half due to a substantial increase in operating profit in the Information Equipment Group.

Consolidated net income during the first half decreased compared with the previous first half. This decrease was due to the absence of tax refunds accompanying the voidance of a portion of a tax assessment relating to transfer pricing adjustment and temporary gains including a gain on sale of shares of Kyocera Leasing Co.,Ltd. , which took place in the previous first half.

Overseas sales during the first half increased by 4.3% compared with the previous first half. Since almost all overseas sales were denominated in U.S. dollars or Euro, and average exchange rates of yen were weaker against U.S. dollars and Euro by ¥4 and ¥16 respectively compared with the previous first half, the depreciation of the yen against these currencies during the first half of fiscal 2008 produced a positive impact of approximately ¥22.6 billion in net sales compared with the previous first half , after translation into yen.

[Reporting Segments]

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of the total	Amount	% of the total
Fine Ceramic Parts Group	38,564	6.3	41,286	6.5	7.1
Semiconductor Parts Group	75,843	12.3	73,545	11.5	(3.0)
Applied Ceramic Products Group	64,132	10.4	69,743	11.0	8.7
Electronic Device Group	139,984	22.7	148,562	23.3	6.1
Total Components Business	318,523	51.7	333,136	52.3	4.6
Telecommunications Equipment Group	117,181	19.0	113,907	17.9	(2.8)
Information Equipment Group	124,619	20.3	136,909	21.5	9.9
Total Equipment Business	241,800	39.3	250,816	39.4	3.7
Others	66,660	10.9	65,277	10.3	(2.1)
Adjustments and eliminations	(11,593)	(1.9)	(12,669)	(2.0)	—
Net sales	615,390	100.0	636,560	100.0	3.4

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	7,373	19.1	6,195	15.0	(16.0)
Semiconductor Parts Group	11,887	15.7	8,367	11.4	(29.6)
Applied Ceramic Products Group	8,966	14.0	13,434	19.3	49.8
Electronic Device Group	21,573	15.4	20,945	14.1	(2.9)
Total Components Business	49,799	15.6	48,941	14.7	(1.7)
Telecommunications Equipment Group	(1,016)	—	(103)	—	—
Information Equipment Group	15,491	12.4	19,219	14.0	24.1
Total Equipment Business	14,475	6.0	19,116	7.6	32.1
Others	2,849	4.3	3,964	6.1	39.1
Operating profit	67,123	10.9	72,021	11.3	7.3
Corporate	5,152	—	5,893	—	14.4
Equity in earnings of affiliates and unconsolidated subsidiaries	259	—	3,617	—	—
Adjustments and eliminations	(149)	—	(51)	—	—
Income from continuing operations before income taxes	72,385	11.8	81,480	12.8	12.6

Note 1.	From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for the previous first half have been retroactively reclassified.

Note 2.	For the reasons set forth Note 1 above, net sales of “Others” in the previous first half increased by ¥5,810 million and “Adjustments and eliminations” decreased by ¥(80) million compared with those previously announced. Also, operating profit of “Others” in the previous first half decreased by ¥899 million compared with those previously announced.

Consolidated results by reporting segment are as follows.

1) Fine Ceramic Parts Group

Sales in this reporting segment during the first half, especially of dielectric ceramic parts for base stations and sapphire substrates for LEDs increased compared with the previous first half, reflecting growth in the mobile phone market. Sales of piezo stacks for automobiles also increased. Operating profit decreased as compared with the previous first half, due to an increase in expenses such as depreciation costs.

2) Semiconductor Parts Group

Despite a moderate increase in demand in the three months ended September 30, 2007 (the second quarter) for ceramic packages, a core product in this reporting segment, for use in mobile phone handsets as compared with the three months ended June 30, 2007 (the first quarter). Sales decreased in this reporting segment compared with the high levels of those recorded in the previous first half. Operating profit decreased along with sales decline and increase in expenses such as depreciation costs.

3) Applied Ceramic Products Group

Sales and operating profit in this reporting segment increased significantly in the first half compared with the previous first half due to higher sales and operating profit recorded in the solar energy business, which is a core business in this reporting segment.

4) Electronic Device Group

Performance in this reporting segment during the first half was solid in the electronic components business. Besides an increase in sales at AVX Corporation, sales of ceramic capacitors for flat-panel TVs and game consoles and of timing devices for mobile phone handsets increased. As a result, overall sales in this reporting segment for the first half increased compared with the previous first half. Operating profit decreased due to an increase in depreciation costs, despite improved profitability spurred by the increase in productivity.

5) Telecommunications Equipment Group

Sales in this reporting segment for the first half decreased compared with the previous first half due to a decline in sales of mobile phone handsets in overseas markets. Operating loss was reduced compared with the previous first half due to a considerable improvement in profitability in the domestic mobile phone handset business and the PHS related business.

6) Information Equipment Group

Sales and operating profit increased substantially in this reporting segment for the first half compared with the previous first half due to strong sales of printers and color digital MFPs in Europe in particular, coupled with the positive effects of the weak yen against the Euro.

7) Others

Sales in this reporting segment for the first half decreased compared with the previous first half due to a decline in sales of optical related business. Operating profit increased substantially, however, due to improved profitability at Kyocera Communication Systems Co., Ltd. and reduced loss in the optical related business.

[Geographic Segments]

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of the total	Amount	% of the total
Japan	236,735	38.5	241,811	38.0	2.1
United States of America	130,265	21.2	126,703	19.9	(2.7)
Asia	107,111	17.4	118,594	18.6	10.7
Europe	97,464	15.8	112,606	17.7	15.5
Others	43,815	7.1	36,846	5.8	(15.9)
Net sales	615,390	100.0	636,560	100.0	3.4

1) Japan

Although sales in the Electronic Device Group decreased, sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased. Therefore, sales in domestic market as a whole slightly increased as compared with the previous first half.

2) United States of America

Due to decrease in sales in the Electronic Device Group and the Semiconductor Parts Group, revenue decreased compared with the previous first half.

3) Asia

Sales of products in the Electronic Device Group were favorable and the sales also increased in the Information Equipment Group.

Therefore, revenue increased compared with the previous first half.

4) Europe

Sales in the Information Equipment Group, the solar energy business in the Applied Ceramic Products Group and the Electronic Device Group increased. Hence, revenue increased compared with the previous first half.

5) Others

Mainly due to decrease in sales for Latin America in the Telecommunication Equipment Group, revenue in this area substantially decreased.

(2) Cash flow

Cash and cash equivalent at September 30, 2007 decreased by ¥7,700 million to ¥274,508 million compared with at March 31, 2007.

1) Cash flow from operating activities

Net cash provided by operating activities in the first half increased by ¥31,675 million to ¥79,598 million from ¥47,923 million in the previous first half. Although net income decreased, and payables and accrued income taxes that increased in the previous first half decreased in the first half, receivables and inventories that increased in the previous first half decreased in the first half. As a result, cash inflows in the operating activities in the first half increased, compared with the previous first half.

2) Cash flow from investing activities

Net cash used in investing activities in the first half increased by ¥3,116 million to ¥77,200 million from ¥74,084 million in the previous first half. This was due mainly to an increase in cash outflows by acquisitions of businesses and acquisition of negotiable certificate of deposits and time deposits that exceeded an increase in cash inflow provided by sales and redemptions of available-for-sale-securities.

3) Cash flow from financing activities

Net cash used in financing activities in the first half decreased by ¥4,598 million to ¥8,481 million from ¥13,079 million in the previous first half. This was due mainly to a decrease in cash outflow by payments of long-term debt and an increase in cash inflow by reissuance of treasury stock though in cash inflow by increase in short-term debt decreased.

2. Production, Orders and Distribution

Business Results are disclosed related to each reporting segment in “1. Summary of Financial Results.”

	(Yen in millions)
Production (Sales price)	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of the total	Amount	% of the total
Fine Ceramic Parts Group	38,959	6.1	42,082	6.6	8.0
Semiconductor Parts Group	77,929	12.2	74,253	11.7	(4.7)
Applied Ceramic Products Group	65,436	10.2	72,168	11.4	10.3
Electronic Device Group	144,236	22.5	149,054	23.6	3.3
Total Components Business	326,560	51.0	337,557	53.3	3.4
Telecommunications Equipment Group	126,414	19.7	108,651	17.2	(14.1)
Information Equipment Group	137,311	21.5	136,276	21.5	(0.8)
Total Equipment Business	263,725	41.2	244,927	38.7	(7.1)
Others	49,647	7.8	50,420	8.0	1.6
Production	639,932	100.0	632,904	100.0	(1.1)

	(Yen in millions)
Orders	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of the total	Amount	% of the total
Fine Ceramic Parts Group	39,785	6.2	42,582	6.6	7.0
Semiconductor Parts Group	76,861	12.0	74,599	11.6	(2.9)
Applied Ceramic Products Group	66,757	10.4	72,380	11.3	8.4
Electronic Device Group	147,734	23.1	151,647	23.7	2.6
Total Components Business	331,137	51.7	341,208	53.2	3.0
Telecommunications Equipment Group	129,231	20.2	108,498	16.9	(16.0)
Information Equipment Group	124,136	19.4	137,544	21.5	10.8
Total Equipment Business	253,367	39.6	246,042	38.4	(2.9)
Others	67,699	10.6	66,335	10.3	(2.0)
Adjustments and eliminations	(12,021)	(1.9)	(12,239)	(1.9)	—
Orders	640,182	100.0	641,346	100.0	0.2

Note 1.	From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, financial results for the previous first half have been retroactively reclassified.

Note 2.	For the reasons set forth Note 1 above, production of “Others” in the previous first half increased by ¥5,923 million compared with those previously announced. Also, orders of “Others” in the previous first half increased by ¥5,954 million and “adjustments and elimination” decreased by ¥(4) million compared with those previously announced.

3. Challenges

To be “a creative company that continues to grow,” Kyocera seeks to continuously expand sales and to attain high profitability in its Components and Equipment Businesses. To accomplish these goals, Kyocera continues to reinforce the “Amoeba Management System” (go back to the origin of “Amoeba Management”) and create new value in fiscal 2008.

Kyocera plans to strengthen “operational excellence,” which refers to vitality in the workplace, across all divisions: development, manufacturing, sales and back office. The goal is to boost “executional excellence,” which means the ability to achieve targets, and thus create a highly profitable company. In addition, Kyocera aims to further improve its quality, optimize manufacturing locations worldwide and expand production capacity in order to enhance management foundations in the mid-to long-term range. Kyocera will create new businesses and markets by pursuing group synergies. Efforts will also be made to strengthen strategic businesses and to improve efficiency in operation of assets.

4. Significant Patents and Licenses

New significant license agreements concluded in the first half are as follows.

Agreement concerning acquisition

AVX acquired by merger all of the outstanding capital stock of ATC in September 25, 2007. The detail of its change is stated in the Item 5.Accounting Information 1.Consolidated Financial Statements Note 4.

5. Research and Development Activities

Kyocera aims continuously at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities.

Kyocera will channel its energies into two high-growth-potential areas; namely, the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment.

Specific initiatives in each reporting segment are as follows.

1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components for next generation semiconductor processing equipment and large-sized LCD manufacturing equipment and of high-quality, cost-competitive sapphire substrates for LEDs, whose applicability is expected to increase. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development of glow plugs with higher precision by fully utilizing the high temperature durability of ceramics and piezo stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions in order to meet rapid advancements in mobile phone handsets. Kyocera is also developing ceramic packages for various types of sensors for use in the automotive market. In the organic package business, Kyocera is developing new flip chip packages for next-generation high performance semiconductors and fine pitch flip-chip system in a package (SiP) substrates to realize even thinner.

3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency of solar cells for the environmental preservation market, Kyocera is developing next-generation solar cells. Kyocera is also working toward the practical application of solid oxide fuel cells (SOFCs) for residential use, which are expected to be the next-generation distributed power generation system for small-scale power sources.

4) Electronic Device Group

Kyocera develops various electronic components for digital consumer equipment market and the high-growth-potential sensor related market. Particular areas of our development include small and high capacitance capacitors, low-pass filters for mobile phone handsets with One-Segment terrestrial digital broadcasting capability, small crystal units and timing devices for the sensors.

In thin-film devices, Kyocera is developing thermal printheads for high-resolution digital photo printers, and industrial LCDs equipped with an LED backlight to meet needs from an environmental perspective. Work is also being done towards the mass-producing of organic light emitting diode (OLED) displays that realize low power consumption and that have moving image quality seen as outstanding for mobile devices.

5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is seeking to develop high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as *iBurstTM and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication.

* iBurstTM is a trademark of ArrayComm, Inc.

6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the “ECOSYS” concept, which is realized through the incorporation of a long-lasting amorphous silicon photoreceptor drum. Apart from bolstering the lineup for both black and white and color ECOSYS printers, copying machines and multifunctional systems, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Endeavors are also being done to strengthen security functions.

(7) Others

Kyocera Communications Systems Co., Ltd (KCCS) is promoting development in the area of fixed mobile convergence (FMC) and optimization by anticipating the needs for next-generation mobile phone handsets and other mobile communication equipment. In addition, KCCS continues to develop authentication and security technologies, which seek to meet need for fast changing next-generation networks.

Kyocera Chemical Corporation (KCC) is currently strengthening the development of semiconductor and crystal-related materials. Focused efforts include the development of photo-sensitive, heat-resistant resin as a protective coating for the surface of semiconductors and of photo spacers for LCDs.

	(Yen in millions)
Research and development expenses	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of the total	Amount	% of the total
Fine Ceramic Parts Group	1,976	6.5	1,937	6.2	(2.0)
Semiconductor Parts Group	1,783	5.9	1,776	5.7	(0.4)
Applied Ceramic Products Group	2,014	6.7	2,349	7.6	16.6
Electronic Device Group	5,822	19.2	5,708	18.4	(2.0)
Total Components Business	11,595	38.3	11,770	37.9	1.5
Telecommunications Equipment Group	7,897	26.1	6,716	21.6	(15.0)
Information Equipment Group	8,584	28.4	9,824	31.6	14.4
Total Equipment Business	16,481	54.5	16,540	53.2	0.4
Others	2,181	7.2	2,750	8.9	26.1
Research and development expenses	30,257	100.0	31,060	100.0	2.7
% of net sales	(4.9)%	—	(4.9)%	—	—

Note 1.	From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, financial results for the previous first half have been retroactively reclassified.

Note 2.	For the reasons set forth Note 1 above, research and development of “Others” in the previous first half increased by ¥344 million compared with those previously announced.

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

There was no material change in equipment and facilities in the first half.

2. Plan for new additions or disposal

(1) New Additions

Plans to construct or enhance facilities are not determined on a project –by-project basis. Accordingly , planned investment is shown on reporting segments basis.

	(Yen in millions)
Reporting segment	Planned capital expenditures for the year ending March 31, 2008	Details and objective	Investment method
Fine Ceramic Parts Group	8,000	Install equipments to expand production of fine ceramic components and automotive components	Internal funding

Semiconductor Parts Group	10,000	Install equipments to expand production and to improve productivity of ceramic packages and organic packages	As above

Applied Ceramic Products Group	10,000	Install equipments to expand production and to focus on research and development of solar cells and modules	As above

Electronic Device Group	30,000	Install equipments to expand production of ceramic capacitors and timing devices	As above

Telecommunications Equipment Group	3,000	Install equipments to produce new products	As above

Information Equipment Group	12,000	Construct a new facility and an engineering developments center to expand production of supplies	As above

Others	4,000	Install equipments to expand production in KCC and install equipments related to IT in KCCS	As above

Corporate	4,000	Construct a new facility in Kyocera International, Inc. and install equipments related to environment in Kyocera Corporation	As above

Total	81,000	—	—

(Notes) 1.	National and regional consumption taxes are not included in the above amounts.
2.	As a result of reviewing capital investment results for the six months ended September 30, 2007 and capital expenditures plan of the next six months ended March 31,2008, Kyocera changed its plan of capital expenditures and decreased its amounts from ¥86,000 million, which was originally announced at the beginning of the first half, to ¥81,000 million.

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for its sale and disposal of ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

<Authorized Capital>

The total number of common stock authorized for issuance by Kyocera Corporation	600,000,000 shares

<Number of Shares of Common Stock Issued>

As of September 30, 2007, and December 12, 2007, 191,309,290 shares of common stock were issued, registered on Tokyo Stock Exchange, Osaka Securities Exchange in Japan and New York Stock Exchange in the United States as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock Common Stock American Depositary Share	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan.

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2003>

	As of September 30, 2007	As of November 30, 2007

Number of stock acquisition rights	1,299	1,284

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	129,900	128,400

Amount to be paid in upon exercise of stock acquisition rights	7,900	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	7,900	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	3,950	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2004>

	As of September 30, 2007	As of November 30, 2007

Number of stock acquisition rights	3,989	3,905

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	398,900	390,500

Amount to be paid in upon exercise of stock acquisition rights	8,725	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,725	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,363	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 28, 2005>

	As of September 30, 2007	As of November 30, 2007

Number of stock acquisition rights	7,868	7,723

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	786,800	772,300

Amount to be paid in upon exercise of stock acquisition rights	8,619	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2005 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,619	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,310	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

(3) Rights Plan

Not applicable.

(4) Status of Common Stock and Capital

	(Yen in millions, except number of shares)
Date	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid- in capital	Total amount of additional paid-in capital
Six months ended September 30, 2007	—	191,309,290	—	115,703	—	192,555

(5) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation as of September 30, 2007.

Name	Shares owned (in thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,334	6.45
Japan Trustee Services Bank of Japan, Ltd. (Trust Account)	11,092	5.80
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	8,630	4.51
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
Keiai Kosan K.K.	3,550	1.86
The Dai-ichi Mutual Life Insurance Company	2,748	1.44
Japan Trustee Services Bank , Ltd. (Trust Account 4)	2,705	1.41

Total	64,838	33.89

(Note) 1. In accordance with the Securities and Exchange Law of Japan, the financial institutions below informed us that they and their related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation. However, they were not included in the above major shareholders as a single major holder because not all partners of them were shareholders of record as of September 30, 2007.

Filing Date	Name	Shares owned (in thousands)
November 15, 2006	Mitsubishi UFJ Financial Group, Inc. and its related partners	Holding 10,570 thousand shares as of October 31, 2006

(6) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation as of September 30, 2007.

	Number of shares	Number of voting rights
Shares without voting rights	—	—

Shares with limited voting rights	—	—

Shares with full voting rights (treasury stock)	1,889,900 shares of common stock	—

Shares with full voting rights (other)	188,977,400 shares of common stock	1,889,774

Shares constituting less than one unit	441,990 shares of common stock	—

Total number of shares issued	191,309,290 shares of common stock	—

Total voting rights of all shareholders	—	1,889,774

Kyocera Corporation held treasury stocks of 1,889,900 shares, and its ownership to total number of shares issued was 0.99% as of September 30, 2007.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation for the six months ended September 30, 2007.

	Tokyo Stock Exchange
	Price per share of common stock (yen)

	High	Low
April 2007	11,860	10,970
May 2007	11,980	11,470
June 2007	13,180	11,850
July 2007	13,390	11,310
August 2007	11,740	9,930
September 2007	11,140	10,250

3. Directors

There has been no change in a member of Directors since Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2007 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan on June 28, 2007.

Item 5. Accounting Information

1. Interim Consolidated Financial Statements and Interim Non-consolidated Financial Statements

(1) Pursuant to the article 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

The interim non-consolidated financial statements for the six months ended September 30, 2006 were prepared in conformity with the pre-amendment of Regulation for Interim Financial Statements. The interim non-consolidated financial statements for the six months ended September 30, 2007 were prepared in conformity with the amendment of Regulation for Interim Financial Statements.

2. Report of Independent Auditors

In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2006 were reviewed by Misuzu PricewaterhouseCoopers.

In accordance with the article 193-2-1 of the Financial Instruments and Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2007 were reviewed by Kyoto Audit Corporation.

Kyocera changed independent auditing firm as follows.

For the six months ended September 30, 2006	Misuzu PricewaterhouseCoopers
For the six months ended September 30, 2007	Kyoto Audit Corporation

1. CONSOLIDATED FINANCIAL STATEMENTS

< CONSOLIDATED BALANCE SHEETS >

		Yen in millions
		September 30,				March 31,
		2006		2007		2007
		Amount	%	Amount	%	Amount	%
I Current assets :
Cash and cash equivalents		¥263,751		¥274,508		¥282,208
Short-term investments	Note 5	128,747		287,650		213,495
Trade notes receivable		25,181		21,567		25,033
Trade accounts receivable		228,198		232,381		236,380

		253,379		253,948		261,413
Less allowances for doubtful accounts and sales returns		(7,384)		(5,914)		(5,960)

		245,995		248,034		255,453
Inventories		220,879		208,933		209,188
Deferred income taxes		45,609		41,141		45,390
Other current assets		46,151		51,940		40,757

Total current assets		951,132	48.7	1,112,206	52.8	1,046,491	49.1

II Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries		7,499		14,606		10,093
Securities and other investments	Note 5	622,344		579,062		690,568

		629,843	32.3	593,668	28.2	700,661	32.9

III Property, plant and equipment, at cost :	Note 6
Land		56,969		57,154		56,806
Buildings		253,643		264,325		261,998
Machinery and equipment		717,718		746,552		729,636
Construction in progress		11,817		12,800		7,362

		1,040,147		1,080,831		1,055,802
Less accumulated depreciation		(752,878)		(800,535)		(774,896)

		287,269	14.7	280,296	13.3	280,906	13.2
IV Goodwill	Note 4	31,615	1.6	42,022	2.0	32,894	1.5
V Intangible assets		29,516	1.5	33,633	1.6	24,657	1.2
VI Other assets		22,327	1.2	45,272	2.1	44,855	2.1

Total assets		¥1,951,702	100.0	¥2,107,097	100.0	¥2,130,464	100.0

The accompanying notes are an integral part of these statements.

		Yen in millions
		September 30,				March 31,
		2006		2007		2007
		Amount	%	Amount	%	Amount	%
I Current liabilities :
Short-term borrowings		¥12,929		¥17,351		¥15,250
Current portion of long-term debt	Note 6	6,643		3,268		5,853
Trade notes and accounts payable		111,059		94,232		100,295
Other notes and accounts payable		52,365		49,025		49,134
Accrued payroll and bonus		39,417		42,774		41,680
Accrued income taxes		31,343		24,822		36,475
Other accrued liabilities		36,230		34,405		33,391
Other current liabilities		24,217		24,629		24,110

Total current liabilities		314,203	16.1	290,506	13.8	306,188	14.4

II Non-current liabilities :
Long-term debt	Note 6	9,243		6,269		7,283
Accrued pension and severance liabilities		23,541		16,115		16,297
Deferred income taxes		149,097		181,108		206,858
Other non-current liabilities		12,992		13,461		12,355

Total non-current liabilities		194,873	10.0	216,953	10.3	242,793	11.4

Total liabilities		509,076	26.1	507,459	24.1	548,981	25.8

Minority interests in subsidiaries		69,059	3.5	69,554	3.3	66,923	3.1

Commitments and Contingencies	Note 8

Stockholders’ equity :
I Common stock		115,703	5.9	115,703	5.5	115,703	5.4
II Additional paid-in capital		162,080	8.3	162,735	7.7	162,363	7.6
II Retained earnings		1,011,682	51.9	1,098,562	52.1	1,055,293	49.6
IV Accumulated other comprehensive income	Notes 7 and 9	111,211	5.7	168,652	8.0	203,056	9.5
V Treasury stock, at cost		(27,109)	(1.4)	(15,568)	(0.7)	(21,855)	(1.0)

Total stockholders’ equity		1,373,567	70.4	1,530,084	72.6	1,514,560	71.1

Total liabilities, minority interests and stockholders’ equity		¥1,951,702	100.0	¥2,107,097	100.0	¥2,130,464	100.0

The accompanying notes are an integral part of these statements.

< CONSOLIDATED STATEMENTS OF INCOME >

		Yen in millions, except per share amounts
		Six months ended September 30,				Year ended March 31,
		2006		2007		2007
		Amount	%	Amount	%	Amount	%
I Net sales		¥615,390	100.0	¥636,560	100.0	¥1,283,897	100.0
II Cost of sales		429,681	69.8	441,327	69.3	900,470	70.1

Gross profit		185,709	30.2	195,233	30.7	383,427	29.9
III Selling, general and administrative expenses	Note 10	122,581	19.9	127,410	20.0	248,325	19.4

Profit from operations		63,128	10.3	67,823	10.7	135,102	10.5

IV Other income or expenses :
Interest and dividend income		6,790		9,742		15,472
Interest expense		(782)		(859)		(1,647)
Foreign currency transaction gains (losses) , net	Note 7	273		412		(65)
Equity in earnings of affiliates and unconsolidated subsidiaries	Note 7	259		3,617		2,621
Gains on sale of securities, net		3,252		228		3,819
Other, net		(535)		517		1,238

Total other income		9,257	1.5	13,657	2.1	21,438	1.7

Income from continuing operations before income taxes and minority interests		72,385	11.8	81,480	12.8	156,540	12.2

Income taxes :
Current	Note 8	25,790		28,173		53,765
Deferred		(4,836)		(1,009)		(4,878)

		20,954	3.4	27,164	4.3	48,887	3.8

Income from continuing operations before minority interests		51,431	8.4	54,316	8.5	107,653	8.4
Minority interests		(3,113)	(0.5)	(3,696)	(0.5)	(6,324)	(0.5)

Income from continuing operations		48,318	7.9	50,620	8.0	101,329	7.9

Income from discontinued operations	Notes 3	5,175	0.8	—	—	5,175	0.4
	and 7

Net income		¥53,493	8.7	¥50,620	8.0	¥106,504	8.3

Earnings per share :	Note 12

Income from continuing operations:
Basic		¥257.10		¥267.66		¥538.52
Diluted		256.65		267.06		537.35

Income from discontinued operations:
Basic		27.54		—		27.51
Diluted		27.49		—		27.44

Net income:
Basic		284.64		267.66		566.03
Diluted		284.14		267.06		564.79

Cash dividends declared per share :
Per share of common stock		50.00		60.00		110.00

Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic		187,932		189,119		188,160
Diluted		188,266		189,548		188,573

The accompanying notes are an integral part of these statements.

<CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY>

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Note 9)	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SFAS No.158, net of taxes				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
Cummulative effect of applying FIN48 to opening balance (Note 2)			3,968
Net income for the period			50,620			¥50,620
Other comprehensive income				(34,404)		(34,404)

Total comprehensive income for the period						¥16,216

Cash dividends			(11,319)
Purchase of treasury stock (13)					(156)
Reissuance of treasury stock (783)		245			6,443
Stock option plan of subsidiaries		127

Balance, September 30, 2007 (189,419)	¥115,703	¥162,735	¥1,098,562	¥168,652	¥(15,568)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(Note 9)	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the period			53,493			¥53,493
Other comprehensive income				38,264		38,264

Total comprehensive income for the period						¥91,757

Cash dividends			(9,387)
Purchase of treasury stock (11)					(104)
Reissuance of treasury stock (261)		(23)			2,138
Stock option plan of subsidiaries		109

Balance, September 30, 2006 (188,005)	¥115,703	¥162,080	¥1,011,682	¥111,211	¥(27,109)

The accompanying notes are an integral part of these statements.

< CONSOLIDATED STATEMENTS OF CASH FLOWS >

		Yen in millions
		Six months ended September 30,		Year ended March 31,
		2006	2007	2007
Cash flows from operating activities:
Net income		¥53,493	¥50,620	¥106,504
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization		38,836	42,936	82,182
Provision for doubtful accounts		667	15	(494)
Write-down of inventories		3,829	3,043	11,328
Deferred income taxes		(4,836)	(1,009)	(4,878)
Minority interests		3,113	3,696	6,324
Gains on sales of securities, net		(3,252)	(228)	(3,819)
Equity in earnings of affiliates and unconsolidated subsidiaries		(259)	(3,617)	(2,621)
Gains on sales of investment in subsidiaries	Note 3	(8,228)	—	(8,252)
Foreign currency adjustments		(287)	(59)	160
Change in assets and liabilities :
(Increase) decrease in receivables		(31,595)	10,188	(32,626)
(Increase) decrease in inventories		(31,174)	1,185	(25,100)
Increase in other current assets		(4,894)	(5,357)	(1,901)
Increase (decrease) in notes and accounts payable		18,915	(13,681)	6,015
Increase (decrease) in accrued income taxes		3,989	(11,386)	9,066
Increase in other current liabilities		10,921	2,603	11,111
Decrease in other non-current liabilities		(3,166)	(103)	(7,062)
Other, net		1,851	752	3,707

Net cash provided by operating activities		47,923	79,598	149,644

Cash flows from investing activities :
Payments for purchases of available-for-sale securities		(22,396)	(9,055)	(44,582)
Payments for purchases of held-to-maturity securities		(9,125)	(7,139)	(26,867)
Sales and maturities of available-for-sale securities		14,744	81,345	99,230
Maturities of held-to-maturity securities		15,968	16,154	27,889
Acquisition of businesses, net of cash acquired	Note 4	(756)	(26,771)	(756)
Proceeds from sales of investment in subsidiaries	Note 3	24,553	—	24,602
Payments for purchases of investment in an affiliate		—	(1,416)	(35)
Payments for purchases of property, plant and equipment		(31,023)	(28,271)	(64,751)
Payments for purchases of intangible assets		(4,486)	(4,249)	(8,215)
Proceeds from sales of property, plant and equipment and intangible assets		785	462	2,693
Deposit of negotiable certificate of deposits and time deposits		(147,457)	(206,872)	(356,169)
Withdrawal of negotiable certificate of deposits and time deposits		85,081	109,284	203,076
Other, net		28	(672)	(7,818)

Net cash used in investing activities		(74,084)	(77,200)	(151,703)

Cash flows from financing activities :
Increase in short-term debt		7,316	1,983	9,369
Proceeds from issuance of long-term debt		1,928	1	1,928
Payments of long-term debt		(10,713)	(4,299)	(13,361)
Dividends paid		(10,385)	(12,060)	(20,632)
Purchase of treasury stock		(104)	(156)	(251)
Reissuance of treasury stock		2,115	6,688	7,666
Other, net		(3,236)	(638)	(5,364)

Net cash used in financing activities		(13,079)	(8,481)	(20,645)

Effect of exchange rate changes on cash and cash equivalents		2,182	(1,617)	4,103

Net decrease in cash and cash equivalents		(37,058)	(7,700)	(18,601)
Cash and cash equivalents at beginning of period		300,809	282,208	300,809

Cash and cash equivalents at end of period		¥263,751	¥274,508	¥282,208

The accompanying notes are an integral part of these statements.

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report, which is prepared in accordance with U.S. GAAP with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation and its consolidated subsidiaries (Kyocera) have also prepared interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), among others.

The following paragraphs describe the major differences between U.S. GAAP and Japanese GAAP, and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Revenue Recognition

Kyocera adopts Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52 “Foreign Currency Translation.” Forward exchange contracts are accounted for by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133.”

(3) Benefit Plans

Accrued pension and severance costs are computed based on SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No.158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.” The differences between U.S. GAAP and Japanese GAAP for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 amounted to ¥539 million, ¥225 million and ¥409 million, respectively.

(4) Minority Interests

Minority interests are presented as a separate category between liabilities and stockholders’ equity in the consolidated balance sheets.

(5) Comprehensive Income

Kyocera applies SFAS No. 130 “Reporting Comprehensive Income” and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments, minimum pension liability adjustments, net unrealized gains (losses) on securities and net unrealized gains (losses) on derivative financial instruments.

(6) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(7) Business Combinations

Kyocera adopts SFAS No. 141 “Business Combinations.”

(8) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142 “Goodwill and Other Intangible Assets.”

(9) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained to conform to Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying interim consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The interim consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised 2003), “ Consolidation of Variable Interest Entities”. The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations.

All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

	(Number of companies)	(Major companies)

Consolidated subsidiaries:	173	AVX CORPORATION
		KYOCERA WIRELESS CORP.
		KYOCERA MITA CORPORATION
		KYOCERA ELCO CORPORATION

Affiliates and unconsolidated subsidiaries:	12	WILLCOM, INC.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped and delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty based on its historical repair experience.

Revenue from services, rental and others

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., until August 2006. Revenue from direct financing leases was recognized over the term of the lease, and amortization of unearned lease income was recognized using the interest method. Interest income on installment loans was recognized on an accrual basis. Interest income was no longer accrued at the time the collection of the interest was past due a year or more, or the collection of the principal was past due six months or more. The interest received from cash payments on impaired loans was recorded as income, unless the collectibility of the remaining investments was doubtful, in which case the cash receipt was recorded as collection of the principal.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 61% , 65% and 62% of finished goods and work in process as well as approximately 23% , 20% and 21% of raw material and supplies at September 30, 2006, 2007 and March 31, 2007, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for under the Statement of Financial Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at the fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

(8) Property, Plant and Equipment and Depreciation

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

Effective April 1, 2007, Kyocera Corporation and its domestic subsidiaries, as a result of taking the business situation into consideration, has adopted” the 250 percent declining-balance depreciation method” for buildings, machinery and equipment. Estimated useful lives and estimated salvage values were also changed in conjunction with this change. Under the new provisions of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in depreciation method is treated as a change in estimate. The effect of the change in depreciation method will be reflected on a prospective basis beginning April 1, 2007, and prior period results will not be restated.

Kyocera Corporation and its domestic subsidiaries believe that the change from the declining-balance depreciation method to the 250 percent declining-balance depreciation method will better reflect future business situation and will provide a better matching of costs and revenues over the assets’ estimated useful lives. The change in depreciation methods caused a decrease in net income by ¥4,706 million, basic earnings per share of net income and diluted earnings per share of net income by ¥24.88 and ¥24.83 for the six months ended September 30, 2007, respectively.

(9) Goodwill and Other Intangible Assets

Kyocera has adopted SFAS No. 142. This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated amortizations for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years
Customer relationships	5 to 18 years

(10) Impairment of long-lived assets

Kyocera has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of Financial Accounting Standards Board (FASB) Statement No.133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and certain interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera adopted SFAS No.123 (revised 2004) (SFAS No.123R), “Share-Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No.123R. Under the modified prospective method of adoption for SFAS No.123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the additional dilution that could occur if all stock options were exercised and resulted in the issuance of potential common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(16) Accounting Change

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement No.109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 was effective for fiscal years beginning after December 15, 2006. Cumulative effect of applying FIN48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

(17) Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the years beginning after November 15, 2007 and Kyocera will adopt SFAS No.157 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No. 157 in its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115.”SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for the years beginning after November 15, 2007 and Kyocera will adopt SFAS No.159 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No.159 in its consolidated results of operations and financial position.

(18) Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnote disclosures for the six months ended September 30, 2006 and for the year ended March 31, 2007 to conform to the current period presentation. Such reclassifications have no effect on net assets, net income and cash flows.

3. Discontinued Operations

On August 1, 2006, Kyocera sold 100% of the shares of Kyocera Leasing Co, Ltd. (KLC) (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million, aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. Kyocera has accounted for the results of operations and the sale of KLC less income taxes, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income.

The results of operations of discontinued operations for the six months ended September 30, 2006 and for the year ended March 31, 2007 are summarized as follows:

	Yen in millions
	Six months ended September 30, 2006	Year ended March 31, 2007
Net sales	¥1,779	¥1,779
Income before income taxes	862	862
Income taxes	381	381
Net income	481	481
Gain on sales of discontinued operations – net of taxes ¥3,534	4,694	4,694
Income from discontinued operations	5,175	5,175

4. Business Combination

On May 31, 2007, Kyocera Mita Corporation acquired by merger all of the outstanding capital stock of DOCUSOURCE BUSINESS SOLUTIONS L.L.C. This merger had no material impact on Kyocera’s consolidated results of operations and financial position.

On September 25, 2007, AVX acquired by merger all of the outstanding capital stock of ATC in exchange for approximately ¥27,295 million in cash, plus related acquisition costs. ATC designs, develops, manufactures and markets electronic components, including ceramic multilayer capacitors and custom thin film circuits. ATC’s products are used in a broad range of commercial applications, including wireless infrastructure, fiber optics, medical electronics, semiconductor manufacturing equipment and satellite equipment. ATC has manufacturing facilities and sales offices in New York, manufacturing and research and development facilities in Florida, and sales offices in Sweden and China.

AVX has used the purchase method of accounting to record the acquisition in accordance with SFAS No.141, “Business Combinations”. In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. As of September 30, 2007, the allocation of the purchase price has been prepared based on preliminary estimates of fair values and is subject to additional adjustment upon completion of the analysis. The results of operations for ATC are included in the accompanying Consolidated Statement of Operations since the acquisition date. The results of ATC were not material. The related assets and liabilities were recorded based upon their estimated relative fair values at the date of acquisition with the excess being allocated to goodwill as follows:

Yen in millions
September 25, 2007
Current assets	¥6,753
Non-current assets	16,050

Total assets	22,803

Current liabilities	1,278
Non-current liabilities	3,370

Total liabilities	4,648

Total identified assets and liabilities	18,155

Purchase price	27,295

Goodwill	¥9,140

5. Investment in Debt and Equity Securities

Investments in debt and equity securities as of September 30, 2006, 2007 and March 31, 2007, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	Yen in millions
	September 30, 2006				September 30, 2007
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥3,008	¥3,143	¥150	¥15	¥3,470	¥3,617	¥168	¥21
Other debt securities	137,668	137,960	316	24	736	757	21	—
Equity securities	272,054	466,156	194,335	233	274,645	533,497	259,316	464

Total available-for-sale securities	412,730	607,259	194,801	272	278,851	537,871	259,505	485

Held-to-maturity securities:
Other debt securities	27,726	27,574	—	152	24,038	24,055	17	—

Total held-to-maturity securities	27,726	27,574	—	152	24,038	24,055	17	—

Total investments in debt and equity securities	¥440,456	¥634,833	¥194,801	¥424	¥302,889	¥561,926	¥259,522	¥485

	Yen in millions
	March 31, 2007
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥3,842	¥4,033	¥194	¥3
Other debt securities	74,563	74,574	71	60
Equity securities	272,653	585,274	312,724	103

Total available-for-sale securities	351,058	663,881	312,989	166

Held-to-maturity securities:
Other debt securities	33,512	33,447	—	65

Total held-to-maturity securities	33,512	33,447	—	65

Total investments in debt and equity securities	¥384,570	¥697,328	¥312,989	¥231

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

6. Assets Pledged as Collateral and Liabilities with Assets Pledged

Kyocera’s assets pledged as collateral for long-term debt at September 30, 2006, 2007 and at March 31, 2007 amounted to ¥5,857 million, ¥5,697 million and ¥5,374 million of property and equipment, net of accumulated depreciation, respectively.

Kyocera’s current portion of long-term debt with assets pledged at September 30, 2006, 2007 and at March 31, 2007 amounted to ¥577 million, ¥640 million and ¥672 million, respectively. Kyocera’s long-term debt (excluding current portion) with assets pledged at September 30, 2006, 2007 and at March 31, 2007 amounted to ¥3,082 million, ¥2,507 million and ¥2,584 million, respectively.

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchased and sales.

Kyocera charged deferred net losses of ¥8 million and net gains of ¥60 million and net losses of ¥8 million from accumulated other comprehensive income to foreign currency transaction gains (losses), net in the consolidated statements of income for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, as a result of the execution of the hedged transactions.

Also, Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥23 million from accumulated other comprehensive income to income from discontinued operations in the consolidated statements of income for the six months ended September 30, 2006 and for the year ended March 31, 2007. Kyocera charged deferred net losses of ¥3 million and ¥18 million from accumulated other comprehensive income to equity in earnings of affiliates in the consolidated statements of income for the six months ended September 30, 2007 and for the year ended March 31, 2007, respectively.

Kyocera recognized net losses of ¥58 million and net gains of ¥68 million and ¥63 million in accumulated other comprehensive income at September 30, 2006, 2007 and at March 31, 2007.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction gains (losses), net in the consolidated statements of income. Kyocera also utilizes indexed share options to decrease the adverse effects that price fluctuations of the holding securities may have on its consolidated results of operations.

Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	Yen in millions
	September 30,		March 31, 2007
	2006	2007
Foreign currency forward contracts to sell	¥152,866	¥124,138	¥135,227
Foreign currency forward contracts to purchase	15,102	15,693	14,961
Indexed share options	4,728	—	—

8. Commitments and Contingencies

At September 30, 2007, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥27,113 million principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at September 30, 2007 are as follows:

Yen in millions
Due within 1 year	¥5,820
Due after 1 year within 2 years	4,345
Due after 2 years within 3 years	3,087
Due after 3 years within 4 years	2,341
Due after 4 years within 5 years	1,913
Thereafter	5,140

¥22,646

Kyocera has entered into material supply agreements for a significant portion of their anticipated material used in its operations. Under those agreements, during the six months ended September 30, 2007, Kyocera purchased ¥1,327 million and is obligated to purchase ¥183,119 million in total by the end of December 2019.

Kyocera guarantees the debt of employees, customers, an investee and an unconsolidated subsidiary. At September 30, 2007, the total amount of these guarantees was ¥603 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (“PRP”) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to AVX’s apportioned share of the liabilities.

In July 2007, AVX received a notification from the EPA indicating that remediation costs toward the environmental conditions at, New Bedford Harbor, Massachusetts through April 2007 (which remediation is ongoing) are approximately ¥34,730 million.

AVX has not yet undertaken discussions with the EPA and other parties who may bear responsibility for these costs regarding this matter and the monies spent. Accordingly, the potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards by ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million, which Kyocera then recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005. On May 24, 2005, Kyocera Corporation filed a request for reinvestigation to the tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received a decision letter from the Osaka Regional Tax Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, etc., was recognized as tax refunds in fiscal 2007.

Kyocera Corporation also filed a request for reconsideration with the Osaka National Tax Tribunal on October 23, 2006 and filed applications with the National Tax Agency for mutual agreement procedures for avoidance of double taxation with the United States, Singapore and Germany as of December 26, 2006, April 27, 2007 and August 10, 2007, respectively.

Kyocera Corporation received a notice on November 8, 2007 from the National Tax Agency to the effect that mutual agreements with the United States had been concluded and received a notice on November 30, 2007 from the Osaka Regional Tax Bureau to the effect that the amount of the revised tax had been reduced. As a result, resolution has been reached of the double taxation situations with respect to which Japan-US mutual agreements were concluded. The amount of refund to Kyocera Corporation from the Osaka Regional Tax Bureau is expected to be ¥2,442 million, including local taxes, etc.

In accordance with FIN48, such amount has been already recorded as the opening balance of retained earnings as of April 1, 2007. As a result, the impact of such refund on the consolidated statement of income will not be material

9. Accumulated Other Comprehensive Income

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30,		March 31, 2007
	2006	2007
Foreign currency translation adjustments	¥(1,482)	¥839	¥2,904
Pension adjustments	—	14,664	15,419
Minimum pension liability adjustments	(2,057)	—	—
Net unrealized gains on securities	114,808	153,081	184,670
Net unrealized (losses) gains on derivative financial instruments	(58)	68	63

Total accumulated other comprehensive income	¥111,211	¥168,652	¥203,056

10. Supplemental Expense Information

Research and development expenses for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 amounted to ¥30,257 million, ¥31,060 million and ¥61,100 million, respectively.

Advertising expenses for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 amounted to ¥5,694 million, ¥4,767 million and ¥11,845 million, respectively.

Shipping and handling costs for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 amounted to ¥7,527 million, ¥8,471 million and ¥15,945 million, respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

11. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment and optical instruments, etc. Main products or businesses of each reporting segment are as follows.

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Fabrication Equipment

Automotive Components

ITS related Components

Ceramic Components for General Industrial Equipment

(Semiconductor Parts Group)

Surface Mount Device (SMD) Ceramic Packages

CCD/CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrate

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Printed Circuit Board Micro Drills

Jewelry

Applied Ceramic Related Products

Dental and Medical Implants

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO), Ceramic Resonators, Crystal Units)

RF Modules

Surface Acoustic Wave (SAW) Filters

Connectors

Thermal Printheads

LED Printheads

Amorphous Silicon Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Handsets

Personal Handy Phone System (PHS) Related Products (PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems)

(Information Equipment Group)

ECOSYS Printers

Copying Machines

Multifunctional Systems

(Others)

Telecommunication Engineering Business

Information and Communication Technology Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators

Synthetic Resin Molded Parts

Optical Components

Hotel Business

Realty Development Business

Insurance Agent and Travel Agent Business

The “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for the six months ended September 30, 2006 and for the year ended March 31, 2007 have been retroactively reclassified.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interest.

Information by reporting segments for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 is summarized as follows:

Reporting Segments

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
	Amount	Amount	Amount
Net sales:
Fine Ceramic Parts Group	¥38,564	¥41,286	¥81,326
Semiconductor Parts Group	75,843	73,545	152,292
Applied Ceramic Products Group	64,132	69,743	131,103
Electronic Device Group	139,984	148,562	286,156
Telecommunications Equipment Group	117,181	113,907	251,183
Information Equipment Group	124,619	136,909	268,781
Others	66,660	65,277	137,235
Adjustments and eliminations	(11,593)	(12,669)	(24,179)

	¥615,390	¥636,560	¥1,283,897

Operating profit:
Fine Ceramic Parts Group	¥7,373	¥6,195	¥15,677
Semiconductor Parts Group	11,887	8,367	22,210
Applied Ceramic Products Group	8,966	13,434	22,334
Electronic Device Group	21,573	20,945	44,487
Telecommunications Equipment Group	(1,016)	(103)	291
Information Equipment Group	15,491	19,219	33,970
Others	2,849	3,964	6,881

	67,123	72,021	145,850
Corporate	5,152	5,893	8,569
Equity in earnings of affiliates and unconsolidated subsidiaries	259	3,617	2,621
Adjustments and eliminations	(149)	(51)	(500)

Income from continuing operations before income taxes and minority interests	¥72,385	¥81,480	¥156,540

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,943	¥3,627	¥4,500
Semiconductor Parts Group	5,853	7,500	12,533
Applied Ceramic Products Group	3,791	4,530	8,097
Electronic Device Group	9,598	11,608	21,537
Telecommunications Equipment Group	3,201	4,432	9,075
Information Equipment Group	8,239	5,751	16,326
Others	4,584	3,528	7,419
Corporate	1,507	1,960	2,575

	¥38,716	¥42,936	¥82,062

Capital expenditures:
Fine Ceramic Parts Group	¥2,900	¥3,100	¥7,447
Semiconductor Parts Group	5,721	3,978	11,432
Applied Ceramic Products Group	2,510	3,654	7,330
Electronic Device Group	10,893	11,246	19,812
Telecommunications Equipment Group	1,745	1,092	3,800
Information Equipment Group	8,061	5,467	11,962
Others	4,329	1,549	5,774
Corporate	1,080	2,506	2,339

	¥37,239	¥32,592	¥69,896

Geographic Segments (Sales by Region)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
	Amount	Amount	Amount
Japan	¥236,735	¥241,811	¥496,959
United States of America	130,265	126,703	274,361
Asia	107,111	118,594	216,663
Europe	97,464	112,606	210,726
Others	43,815	36,846	85,188

Net sales	¥615,390	¥636,560	¥1,283,897

There are no individual countries of which proportion of sales to Kyocera’s consolidated net sales is material in “Asia”, “Europe” and “Others”.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
	Amount	Amount	Amount
Net sales:
Japan	¥250,962	¥255,785	¥523,869
Intra-group sales and transfer between geographic areas	199,385	194,451	388,879

	450,347	450,236	912,748

United States of America	155,355	146,131	319,033
Intra-group sales and transfer between geographic areas	17,783	15,872	37,357

	173,138	162,003	356,390

Asia	95,265	104,180	195,319
Intra-group sales and transfer between geographic areas	78,505	90,166	152,219

	173,770	194,346	347,538

Europe	101,494	118,012	219,695
Intra-group sales and transfer between geographic areas	19,784	20,947	40,040

	121,278	138,959	259,735

Others	12,314	12,452	25,981
Intra-group sales and transfer between geographic areas	5,534	8,050	11,432

	17,848	20,502	37,413

Adjustments and eliminations	(320,991)	(329,486)	(629,927)

	¥615,390	¥636,560	¥1,283,897

Operating profits:
Japan	¥49,773	¥46,493	¥96,804
United States of America	9,947	4,144	23,521
Asia	11,068	12,950	19,165
Europe	3,825	5,565	10,218
Others	852	1,777	1,086

	75,465	70,929	150,794
Adjustments and eliminations	(8,491)	1,041	(5,444)

	66,974	71,970	145,350
Corporate	5,152	5,893	8,569
Equity in earnings of affiliates and unconsolidated subsidiaries	259	3,617	2,621

Income from continuing operations before income taxes and minority interests	¥72,385	¥81,480	¥156,540

12. Earnings Per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Income from continuing operations	¥48,318	¥50,620	¥101,329
Income from discontinued operations	5,175	—	5,175
Net income	53,493	50,620	106,504

Basic earnings per share:
Income from continuing operations	257.10	267.66	538.52
Income from discontinued operations	27.54	—	27.51
Net income	284.64	267.66	566.03

Diluted earnings per share:
Income from continuing operations	256.65	267.06	537.35
Income from discontinued operations	27.49	—	27.44
Net income	284.14	267.06	564.79

Basic weighted average number of shares outstanding	187,932	189,119	188,160
Dilutive effect of stock options	334	429	413
Diluted weighted average number of shares outstanding	188,266	189,548	188,573

13. Supplemental Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Cash paid during the period for:
Interest	¥979	¥737	¥1,603
Income taxes	30,045	37,788	52,847
Acquisitions of business:
Fair value of assets acquired	¥1,151	¥32,606	¥1,151
Fair value of liabilities assumed	(333)	(4,887)	(333)

Cash acquired	(62)	(948)	(62)

	¥756	¥26,771	¥756

BALANCE SHEETS

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥119,336		¥210,986		¥203,301
Trade notes receivable	46,376		33,016		41,423
Trade accounts receivable	96,306		109,184		108,685
Marketable securities	37,997		103,000		22,937
Finished goods and merchandise	17,818		18,469		17,204
Raw materials	16,546		13,685		16,560
Work in process	20,416		20,036		20,541
Supplies	745		903		706
Deferred income taxes	16,590		13,969		17,193
Loans to subsidiaries	14,372		8,817		16,880
Other accounts receivable	8,048		6,480		8,291
Other current assets	6,904		15,004		11,434
Allowance for doubtful accounts	(164)		(1,015)		(173)

Total current assets	401,290	27.3	552,534	35.3	484,982	30.1

Non-current assets :
Tangible fixed assets :
Buildings	35,770		30,993		34,921
Structures	2,197		1,785		2,091
Machinery and equipment	47,358		43,658		44,896
Vehicles	26		23		21
Tools, furniture and fixtures	7,679		7,971		8,139
Land	33,381		33,670		33,372
Construction in progress	947		2,153		900

Total tangible fixed assets	127,358	8.6	120,253	7.7	124,340	7.7

Intangible assets :
Patent rights and others	13,365		7,091		10,431

Total intangible assets	13,365	0.9	7,091	0.5	10,431	0.6

Investments and other assets :
Investments in securities	577,884		544,719		648,538
Investments in subsidiaries and affiliates	262,627		260,775		260,775
Investments in subsidiaries and affiliates other than equity securities	27,054		26,685		26,685
Long-term loans	22,659		19,577		20,633
Long-term prepaid expenses	3,051		2,240		2,458
Long-term deposits	34,000		28,000		31,000
Security deposits	1,880		1,808		1,823
Other investments	571		473		527
Allowance for doubtful accounts	(354)		(246)		(301)

Total investments and other assets	929,372	63.2	884,031	56.5	992,138	61.6

Total non-current assets	1,070,095	72.7	1,011,375	64.7	1,126,909	69.9

Total assets	¥1,471,385	100.0	¥1,563,909	100.0	¥1,611,891	100.0

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥56,667		¥49,667		¥55,561
Other payables	20,763		21,718		21,774
Accrued expenses	8,014		8,364		8,356
Income taxes payable	13,052		9,280		12,550
Deposits received	2,738		2,046		1,916
Accrued bonuses	10,447		11,480		11,152
Accrued bonuses for directors	34		73		136
Warranty reserves	4,596		5,279		5,045
Allowance for sales returns	143		131		114
Other current liabilities	1,066		330		667

Total current liabilities	117,520	8.0	108,368	6.9	117,271	7.3

Non-current liabilities :
Long-term accounts payable	3,425		1,260		2,953
Deferred income taxes	142,667		164,405		191,441
Accrued pension and severance costs	14,585		10,696		12,705
Retirement allowances for directors and executive officers	968		956		1,022
Other non-current liabilities	280		135		138

Total non-current liabilities	161,925	11.0	177,452	11.4	208,259	12.9

Total liabilities	279,445	19.0	285,820	18.3	325,530	20.2

Net assets
Stockholders’ equity :
Common stock	115,703	7.9	115,703	7.4	115,703	7.2
Capital surplus :
Additional paid-in capital	192,555		192,555		192,555
Other capital surplus	—		372		127
Total capital surplus	192,555	13.1	192,927	12.3	192,682	12.0
Retained earnings:
Legal reserves	17,207		17,207		17,207
Other retained earnings :
Reserve for special depreciation	1,612		751		991
Reserve for research and development	1,000		1,000		1,000
Reserve for dividends	1,000		1,000		1,000
Reserve for retirement benefits	300		300		300
Reserve for overseas investments	1,000		1,000		1,000
General reserve	603,837		643,837		603,837
Unappropriated retained earnings	43,394		39,438		63,012

Total retained earnings	669,350	45.5	704,533	45.1	688,347	42.7

Treasury stock, at cost	(27,109)	(1.9)	(15,568)	(1.0)	(21,855)	(1.4)
Total stockholders’ equity	950,499	64.6	997,595	63.8	974,877	60.5

Difference of appreciation and conversion
Net unrealized gains on other securities	241,441	16.4	280,494	17.9	311,484	19.3

Total net assets	1,191,940	81.0	1,278,089	81.7	1,286,361	79.8

Total liabilities and net assets	¥1,471,385	100.0	¥1,563,909	100.0	¥1,611,891	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2006		2007			2007
	Amount	%	Amount	%	%	Amount	%
Net sales	¥259,738	100.0	¥264,117	100.0	1.7	¥531,557	100.0
Cost of sales	201,260	77.5	204,420	77.4	1.6	407,121	76.6

Gross profit	58,478	22.5	59,697	22.6	2.1	124,436	23.4
Selling, general and administrative expenses	37,194	14.3	39,301	14.9	5.7	75,004	14.1

Profit from operations	21,284	8.2	20,396	7.7	(4.2)	49,432	9.3

Non-operating income :
Interest and dividend income	9,955	3.8	15,755	6.0	58.3	25,090	4.7
Foreign currency transaction gains, net	622	0.2	617	0.2	(0.8)	1,021	0.2
Other non-operating income	3,003	1.2	4,241	1.6	41.2	6,730	1.3

Total non-operating income	13,580	5.2	20,613	7.8	51.8	32,841	6.2

Non-operating expenses :
Interest expense	2	0.0	2	0.0	1.4	14	0.0
Other non-operating expenses	2,018	0.8	1,633	0.6	(19.1)	8,530	1.6

Total non-operating expenses	2,020	0.8	1,635	0.6	(19.1)	8,544	1.6

Recurring profit	32,844	12.6	39,374	14.9	19.9	73,729	13.9

Non-recurring gain	10,753	4.2	333	0.1	(96.9)	11,405	2.1
Non-recurring loss	484	0.2	3,206	1.2	562.4	4,461	0.8

Income before income taxes	43,113	16.6	36,501	13.8	(15.3)	80,673	15.2
Income taxes – current	14,176	5.4	11,273	4.3	(20.5)	23,814	4.5
Refund of income taxes – previous years	(4,356)	(1.7)	—	—	—	(4,305)	(0.8)
Income taxes – deferred	(362)	(0.1)	(2,276)	(0.9)	—	(865)	(0.2)

Net income	¥33,655	13.0	¥27,504	10.4	(18.3)	¥62,029	11.7

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2006
	Stockholders’ equity														Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings									Treasury stock, at cost	Total stock- holders’ equity	Net unreali- zed gains on other securities	Total unrealized gain (loss) on appre- ciation and conversion
		Additional paid-in capital	Total Capital surplus	Legal reserve	Other retained earnings							Total retained earnings
					Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	¥192,555	¥192,555	¥17,207	¥1,584	¥1,000	¥1,000	¥300	¥1,000	¥553,837	¥69,245	¥645,173	¥(29,143)	¥924,288	¥207,973	¥207,973	¥1,132,261

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Directors’ bonuses	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	33,655	33,655	—	33,655	—	—	33,655
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	(104)	(104)	—	—	(104)
Reissuance of treasury stock	—	—	—	—	—	—	—	—	—	—	(23)	(23)	2,138	2,115	—	—	2,115
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33,468	33,468	33,468
Total changes in net assets	—	—	—	—	28	—	—	—	—	50,000	(25,851)	24,177	2,034	26,211	33,468	33,468	59,679

Balance, September 30, 2006	¥115,703	¥192,555	¥192,555	¥17,207	¥1,612	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥43,394	¥669,350	¥(27,109)	¥950,499	¥241,441	¥241,441	¥1,191,940

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2007
	Stockholders’ equity															Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings									Trea- sury stock, at cost	Total stock- holders’ equity	Net unreali- zed gains on other securities	Total unreali- zed gain (loss) on appre- ciation and conversion
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	—	4	—	—	—	—	—	(4)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(244)	—	—	—	—	—	244	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	—	40,000	(40,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	(11,319)	(11,319)	—	(11,319)	—	—	(11,319)
Net income	—	—	—	—	—	—	—	—	—	—	—	27,504	27,504	—	27,504	—	—	27,504
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(156)	(156)	—	—	(156)
Reissuance of treasury stock	—	—	245	245	—	—	—	—	—	—	—	—	—	6,443	6,688	—	—	6,688
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,990)	(30,990)	(30,990)
Total changes in net assets	—	—	245	245	—	(240)	—	—	—	—	40,000	(23,574)	16,186	6,287	22,718	(30,990)	(30,990)	(8,272)

Balance, September 30, 2007	¥115,703	¥192,555	¥372	¥192,927	¥17,207	¥751	¥1,000	¥1,000	¥300	¥1,000	¥643,837	¥39,438	¥704,533	¥(15,568)	¥997,595	¥280,494	¥280,494	¥1,278,089

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Year ended March 31, 2007
	Stockholders’ equity															Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings									Trea- sury stock, at cost	Total stock- holders’ equity	Net unreali- zed gains on other securities	Total unrealized gain(loss) on appreciation and conversion
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	¥192,555	—	¥192,555	¥17,207	¥1,584	¥1,000	¥1,000	¥300	¥1,000	¥553,837	¥69,245	¥645,173	¥(29,143)	¥924,288	¥207,973	¥207,973	¥1,132,261

Changes in net assets
Appropriation to reserve for special depreciation*	—	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation*	—	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to reserve for special depreciation	—	—	—	—	—	2	—	—	—	—	—	(2)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(623)	—	—	—	—	—	623	—	—	—	—	—	—
Appropriation to general reserve*	—	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends*	—	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(9,400)	(9,400)	—	(9,400)	—	—	(9,400)
Directors’ bonuses*	—	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	—	62,029	62,029	—	62,029	—	—	62,029
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(251)	(251)	—	—	(251)
Reissuance of treasury stock	—	—	127	127	—	—	—	—	—	—	—	—	—	7,539	7,666	—	—	7,666
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,511	103,511	103,511
Total changes in net assets	—	—	127	127	—	(593)	—	—	—	—	50,000	(6,233)	43,174	7,288	50,589	103,511	103,511	154,100

Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

*	Appropriation of surplus for the annual stockholders’ meeting held in June 2006

Report of Independent Auditors

December 10, 2007

To the Board of Directors

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, Partner and CPA
Keiichiro Kagi, Partner and CPA
Hiroyuki Yano, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2007 to September 30, 2007) of the fiscal year from April 1, 2007 to March 31, 2008, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2, Article 1 of the Financial Instruments and Exchange Law of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2007 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2007 to September 30, 2007) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.